UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

18 Xueqing Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Conditional Voluntary Cash Offer by Deutsche Bank AG Hong Kong Branch on Behalf of the Company to Buy Back Up to 46,921,448 Class A Ordinary Shares (Including in the Form of American Depositary Shares) at a Price of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Han Wang
Name	:	Han Wang
Title	:	Chief Financial Officer

Date: July 19, 2024